Seasoned Healthcare Executive and Academic Luminary Larry Kaiser, MD, Joins FSD Pharma Board of Directors

TORONTO, Jan. 22, 2020 /CNW/ - FSD Pharma Inc. (NASDAQ: HUGE) (CSE: HUGE) (FRA: 0K9A) ("FSD Pharma" or the "Company") today announced that it has appointed Larry Kaiser, MD, FACS to its Board of Directors, effective immediately. Dr. Kaiser will also continue to serve as the Chairman of FSD Pharma's Scientific Advisory Board (SAB).

Dr. Kaiser is currently the Managing Director with the Healthcare Industry Group at Alvarez and Marsal, a leading global professional services firm. Most recently, Dr. Kaiser was the President and CEO of the $2.2 billion Temple University Health System ("Temple"), Dean of Temple University's Lewis Katz School of Medicine, and Senior Executive Vice President for Health Sciences at Temple University. Among his many accomplishments at Temple was the acquisition of the Fox Chase NCI- designated Comprehensive Cancer Center, the development of a number of programs, including the number one lung transplant program in the country, a nationally recognized program in pulmonary hypertension, in addition to growing programs in cardiovascular surgery, thoracic surgery, neurosurgery, and orthopedic surgery. Before joining Temple University in 2011, Dr. Kaiser served as the President of the University of Texas Health Science Center at Houston, the largest of six health-related campuses at the University of Texas.

"With decades of academic and senior executive experience in medicine and the delivery of healthcare in the United States, Dr. Kaiser brings substantial depth and strength to our Board of Directors," said Raza Bokhari, MD, Executive Co-Chairman and CEO of FSD Pharma. "Dr. Kaiser has already contributed immensely as Chairman of our world-class Scientific Advisory Board, where his input has been very meaningful in shaping our Biosciences strategy to focus on assembling synthetic compounds that target the CB2 receptors of the endocannabinoid system of the human body. As a Director, we are relying on his leadership and sage counsel as we continue to double down on our Biosciences effort to eventually bring to market prescription-based drugs by conducting rigorous FDA-approved clinical trials."

Dr. Kaiser stated, "I am truly honored to join the outstanding leadership group that Dr. Bokhari has assembled at FSD Pharma. I am impressed with the entrepreneurial spirit that this company brings and look forward to a number of exciting developments in the months to come. It is a privilege to work with a group so committed to building a successful and innovative company based on the foundation created by its founders."

Dr. Kaiser graduated AOA (Alpha Omega Alpha Honor Medical Fraternity) from the Tulane University School of Medicine in 1977 and completed his residency in general surgery as well as a fellowship in surgical oncology at the University of California, Los Angeles. He then completed a residency in cardiovascular and thoracic surgery at the University of Toronto. Following that, he held positions as attending thoracic surgeon at Memorial Sloan-Kettering Cancer Center and Assistant Professor of Surgery at Cornell University Medical College (both New York City) and subsequently as Associate Professor (with tenure) at the Washington University School of Medicine (St. Louis). At the University of Pennsylvania, Dr. Kaiser held a variety of positions, including chief of general thoracic surgery, founder and director of the university's lung transplantation program, director of its Center for Lung Cancers and Related Disorders, and co-director of the Thoracic Oncology Laboratory. In 2001, following a national search, he was named the John Rhea Barton Professor and Chair of the Department of Surgery as well as Surgeon in Chief for the University of Pennsylvania Health System. In 1997, Dr. Kaiser was named as the first recipient of the Eldridge Eliason Professorship of Surgery endowment at the Perelman School of Medicine at the University of Pennsylvania.

Dr. Kaiser is author or co-author of 17 books and more than 300 original papers, and he serves on multiple editorial boards, including the Annals of Surgery, the world's leading surgical journal, the American Journal of Surgery, and the European Journal of Cardiothoracic Surgery. Dr. Kaiser has served in a number of leadership capacities for professional societies and associations and has been a director of both the American Board of Surgery and the American Board of Thoracic Surgery. In 2005, he was elected to the National Academy of Medicine.

About FSD Pharma

FSD Pharma is a specialty biotech pharmaceutical R&D company focused on developing over time a robust pipeline of FDA-approved synthetic compounds targeting the endocannabinoid system of the human body to treat certain diseases of the central nervous system and autoimmune disorders of the skin, GI tract, and the musculoskeletal system.

Through its acquisition of Prismic Pharmaceuticals in Q2 2019, FSD Pharma is also making an effort to help address the opioid crisis by developing opioid-sparing prescription drugs utilizing the micronized formulations of palmitolylethonalamide (PEA). The Company intends to initiate Phase 1 first-in-human safety and tolerability trials for its lead candidate, PP 101 micro-PEA during 1Q20.

FSD's wholly-owned subsidiary, FV Pharma, is a licensed producer under Canada's Cannabis Act and Regulations, having received its cultivation license on October 13, 2017, and its full Sale for Medical Purposes license on June 21, 2019. The Company is licensed to cultivate cannabis in approximately 25,000 square feet of its facility in Cobourg, Ontario.

Cautionary Note Regarding Forward-Looking Statements

Neither the Canadian Securities Exchange nor its regulation services provider accept responsibility for the adequacy or accuracy of this release.

Certain statements contained in this press release constitute "forward-looking information" and "forward-looking statements" within the meaning of applicable Canadian and U.S. securities laws (collectively, "Forward-Looking Information"). Forward-Looking Information includes, but is not limited to, information with respect to FSD Pharma's strategy, plans or future financial or operating performance, receipt of any U.S. Food and Drug Administration ("FDA") approvals, development of any FDA approved synthetic compounds, the successful treatment of diseases by such compounds, the ability to address the opioid crisis, the development of opioid sparing prescription drugs utilizing the micronized formulations of palmitolylethonalamide ("PEA"), the intention and timing of the initiation of Phase 1 first-in-human safety and tolerability trials for PP 101 micro-PEA, maintenance of FSD Pharma's Cannabis Act License, the ability to cultivate and sell cannabis produced in FSD Pharma's facility. The use of words such as "budget", "intend", "anticipate", "believe", "expect", "plan", "forecast", "future", "target", "project", "capacity", "could", "should", "focus", "proposed", "scheduled", "outlook", "potential", "estimate" and other similar words, and similar expressions and statements relating to matters that are not historical facts, or statements that certain events or conditions "may" or "will" occur, are intended to identify Forward-Looking Information and are based on FSD Pharma's current beliefs or assumptions as to the outcome and timing of such future events. Such beliefs or assumptions necessarily involve known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied in such Forward Looking Information. Forward Looking Information is not a guarantee of performance. The Forward-Looking Information contained in this press release is made as of the date hereof, and FSD Pharma is not obligated to update or revise any Forward-Looking Information, whether as a result of new information, future events or otherwise, except as required by law. Because of the risks, uncertainties and assumptions contained herein, investors should not place undue reliance on Forward Looking-Information. The foregoing statements expressly qualify any Forward-Looking Information contained herein.

SOURCE FSD Pharma Inc.

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For further information: Sandy Huard, Head of Communications, FSD Pharma, Inc.,

sandy@fsdpharma.com, (647) 864-7969; Investor Relations: IR@fsdpharma.com, www.fsdpharma.com; Or LHA Investor Relations, Sanjay M. Hurry, shurry@lhai.com, (212) 838- 3777

CO: FSD Pharma Inc.

CNW 02:30e 22-JAN-20